UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES JORC SUMMARY OF ORE RESERVES AND RESOURCES
Moscow, Russia – August 8, 2011 - Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces a JORC summary of its ore reserves and mineral resources as of May 1, 2011.
Based on the review prepared by IMC Group Consulting Ltd., the total JORC
Equivalent Coal Ore Reserves and Resources as of May 1, 2011 were 3,271 million tonnes and 4,373 million tonnes, respectively, while total JORC Equivalent Iron
Ore Reserves and Resources as of May 1, 2011 were 267 million tonnes and 427 million tonnes, respectively.
Commenting on the announcement, Igor Zyuzin, Chairman of Mechel OAO’s Board of
Directors and CEO of Mechel Mining OAO, said:
"We are delighted to announce the substantial JORC reserves and resources for the Company, demonstrating the quality of our mining asset base and positioning us as one of the largest metallurgical coal producers globally by reserves and resources. Our resource base is sufficient to ensure a dramatic increase in production of metallurgical coals and help consolidate Mechel Mining OAO’s position as one of the world’s largest coal producers and suppliers. We continue to focus on growing our mining business through development of our reserves including at Elga, where production will begin in August 2011 and is expected to reach 9 million tonnes a year by 2015 and 27 million tonnes a year by 2021. We will also look for opportunities to enhance our resource base beyond the existing portfolio, as well as adding more reserves through exploration and targeted acquisitions. In line with our stated strategy, we continue to evaluate the possibility of a public listing of the mining division of the Company, which we believe will enable Mechel Mining to have better access to capital, crystallize value for our shareholders and provide access to additional growth opportunities."

The detailed reserves and resources summary is presented in exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 9, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO

EXHIBIT INDEX

Exhibit No.	Description

1	Full press-release